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                                                                     EXHIBIT 5.1

July 2, 1999

Valentis, Inc.
863A Mitten Road
Burlingame, CA 94010

Dear Ladies and Gentlemen:

    We have acted as counsel for Valentis, Inc., a Delaware corporation (the "Company" or "Valentis"), in connection with the share for share offer (the "Offer"), pursuant to that certain Ordinary Share Offer Document, dated June 22, 1999, to be made by Hambrecht & Quist LLC on behalf of the Company to acquire the whole of the issued ordinary share capital of PolyMASC Pharmaceuticals PLC. This opinion is being furnished in connection with a Registration Statement on Form S-4 (the "Registration Statement") to be filed by the Company with the Securities and Exchange Commission covering the offer and sale of up to 4,400,000 shares (the "Shares") of common stock, par value $0.001 per share, of the Company ("Common Stock"), to be issued in connection with the Offer.

    In rendering this opinion, we have examined the following documents: (i) the Company's Certificate of Incorporation and Bylaws, as amended and restated since the inception of the Company; (ii) the resolutions adopted at a special meeting of the Board of Directors of the Company on May 24, 1999; (iii) the Registration Statement; and (iv) such other documents, legal opinions and precedents, corporate and other records of the Company, and certificates of public officials and officers of the Company that we have deemed necessary or appropriate to provide a basis for the below opinion.

    We are of the opinion that the Shares, which are being offered and sold by the Company pursuant to the Registration Statement, when sold in the manner and for the consideration contemplated by the Registration Statement, will be validly issued, fully paid and non-assessable.

    We consent to the filing of this opinion as an Exhibit to the Registration Statement and to the reference to our firm under the heading "Legal Matters."

Sincerely,

/s/ COOLEY GODWARD LLP

Patrick A. Pohlen